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VIA EDGAR AND VIA HAND DELIVERY		Washington, D.C.
File No. 038284-0007

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11 Filed January 18,
2005 (File No. 333-122099)

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission on January 18, 2005 (the “Registration Statement”). We will separately deliver copies of Amendment No. 2 to the Registration Statement, marked to show changes, to the members of the Staff specified in the letter from the Staff, dated January 27, 2005 (the “Comment Letter”), and addressed to Mr. Michael F. Foust, Chief Executive Officer of the Company.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

Legality Opinion

1.	Please remove the assumption in opinion two as it eliminates an important part of the opinion.

Response: The Company supplementally informs the Staff that the assumption in opinion two has been removed. A draft of the legality opinion, marked to show revisions, is attached hereto as Exhibit A. The Company will file a final legality opinion prior to requesting acceleration of effectiveness.

Elaine Wolff

January 28, 2005

Tax Opinion

2.	Please include an opinion that the REIT has operated in a manner that will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

Response: The Company supplementally informs the Staff that an opinion that the REIT has operated in a manner that will enable it to meet the requirements for qualification and taxation as a REIT under the Code has been included. A draft of the tax opinion, marked to show revisions, is attached hereto as Exhibit B. The Company will file a final tax opinion prior to requesting acceleration of effectiveness.

* * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-8371 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    JULIAN KLEINDORFER

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael F. Foust, Digital Realty Trust, Inc.

Exhibit A

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

January     , 2005

Digital Realty Trust, Inc.

Suite 280

2730 Sand Hill Road

Menlo Park, California 94025

Re:	Registration Statement on Form S-11 (File No. 333-122099)

Ladies and Gentlemen:

We have served as Maryland counsel to Digital Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of              shares (the “Shares”) of the Company’s Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”), under the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.    The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.    The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.    The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.    Resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.    A certificate executed by an officer of the Company, dated as of the date hereof; and

7.    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.    All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.    The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI (Restriction on Transfer and Ownership of Shares) of the Charter.

6.    The final terms of the Shares, including the price thereof, will be determined and reflected in the Charter prior to the issuance of any of the Shares (collectively, the “Corporate Proceedings”).

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.    The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.    The issuance of the Shares has been duly authorized and, when and to the extent issued in accordance with the Registration Statement, the Resolutions and the Corporate Proceedings, the Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

[LETTERHEAD OF LATHAM & WATKINS LLP]

DRAFT

[February             ], 2005

Digital Realty Trust, Inc.

2730 Sand Hill Road

Suite 280

Menlo Park, California 94025

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as tax counsel to Digital Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its filing of a registration statement on Form S-11 on January 18, 2005 (File No. 333-122099) (such registration statement, as amended at the time it became effective, together with the documents incorporated by reference therein, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of [            ]% Series A Cumulative Redeemable Preferred Stock of the Company, par value $0.01 per share, as set forth in the prospectus contained in the Registration Statement.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company, Digital Realty Trust, L.P., a Maryland limited partnership (the “Operating Partnership”) and their subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company, the Operating Partnership and their subsidiaries with respect to certain factual matters through a certificate of an officer of the Company (the “Officer’s Certificate”). With your permission, we have assumed the accuracy of the opinion of Venable, LLP, counsel for the Company, dated [February             , 2005] with respect to certain matters of Maryland law.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.    Commencing with its taxable year ending December 31, 2004, the Company has been organized and has operated in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

2.    The statements in the Registration Statement set forth under the caption “Federal Income Tax Considerations” insofar as they purport to summarize certain provisions of the agreements, statutes or regulations referred to therein, are accurate summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered only to you, and is solely for your benefit in connection with the Registration Statement. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to or relied upon by any other person, firm or corporation for any purpose, without our prior written consent in each instance, provided however, that investors purchasing securities pursuant to the Registration Statement may rely on this opinion, as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name therein under the captions “Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,